North American Salt Company Great Salt Lake Minerals Sifto Canada, Inc. Salt Union Ltd.
October 13, 2005
Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Compass Minerals Group, Inc. Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the quarter ended June 30, 2005 File No. 333-82700
Dear Mr. Cash:
This letter is in reference to your inquiry dated September 28, 2005 concerning Compass Minerals Group, Inc. (the “Company” or “CMG”). Our responses have been numbered to match the comments in your letter. We have addressed both filings in the same response.
1.	Where a comment below requests additional disclosures or other revisions, please provide us your intended disclosure. These disclosures should be included in future filings.
The Company acknowledges the comment and agrees, as further described below, to revise its disclosures in future filings.
2.	Specifically state whether any of CMI’s debt is guaranteed by you. If it is, provide all the disclosures required by FIN 45 in the notes to your financial statements. In addition, please revise MD&A to more fully address the expected impact on your future cash flows of CMI’s subordinated discount debentures and subordinated discount notes beginning to require cash interest payments and disclose the term of each debt.
CMG has not guaranteed the debt of CMI and has no legal obligation to service the debt. We have therefore concluded that the measurement and disclosure requirements of FIN 45 are not applicable. However, to provide clarity and additional information with regard to CMI’s debt service requirements and its potential impact to CMG, which is CMI’s likely source of funds, we will include additional disclosures about the terms of CMI’s debt and provide information in the notes to the Contractual Cash Obligation table disclosing the timing of CMI’s principle and interest payments. Our proposed additional disclosure for future 10-K filings is included below.
Parent Company Obligations
In 2002, CMI issued $123.5 million in aggregate principal amount at maturity of senior discount notes due 2012. No cash interest will accrue on the senior discount notes prior to December 15, 2007. The accreted value of the senior discount notes will increase from the date of issuance until December 15, 2007 at a rate of 12 3/4% per annum, reflecting the accrual of non-cash interest, such that the accreted
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value will equal the principal amount at maturity on December 15, 2007. Cash interest will accrue on the senior discount notes at a rate of 12 3/4% per annum, beginning December 15, 2007 through maturity. The first cash interest payment will be made by CMI on June 15, 2008.
In 2003, CMI issued $179.6 million in aggregate principal amount at maturity of subordinated discount notes due 2013. No cash interest will accrue on the subordinated discount notes prior to June 1, 2008. The accreted value of the subordinated discount notes will increase from the date of issuance until June 1, 2008 at a rate of 12% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on June 1, 2008. Cash interest will accrue on the subordinated discount notes at a rate of 12% per annum, beginning June 1, 2008 through maturity. The first cash interest payment will be made by CMI on December 1, 2008. The proceeds from the sale of the subordinated discount notes were distributed to CMI stockholders in the form of a common stock dividend.
CMG has not guaranteed and has no legal obligation to service CMI’s debt. Accordingly, CMI’s senior discount notes and subordinated discount notes are not a part of our consolidated financial statements. Further, the restrictive covenants applicable to our parent’s debt are no more restrictive than CMG’s debt covenants discussed in Note 8 to the Consolidated Financial Statements. However, our operations are currently the main source of cash that is expected to service the senior discount notes, subordinated discount notes and any future dividends on CMI common stock.
Our contractual cash obligations and commitments as of December 31, 2005 are as follows (in millions):
Payments Due by Period

		Less than	2–3	4–5	After 5
Contractual Cash Obligations	Total	1 Year	Years	Years	Years

Long-term Debt(a)
Interest(b)
Operating Leases(c)
Unconditional Purchase Obligations(d)
Estimated future pension benefit payments(e)

Total Contractual Cash Obligations

Amount of Commitment Expiration per Period

		Less than	2–3	4–5	After 5
Other Commitments	Total	1 Year	Years	Years	Years

Revolver
Letters of Credit
Performance Bonds(f)

Total Other Commitments

(a)	Amounts exclude CMI’s scheduled principal payments on its senior discount notes and subordinated discount notes discussed above totaling $___, with all scheduled maturities after 5 years.

(b)	Based on maintaining existing debt balances to maturity. Estimated interest on the Term Loan was based on a rate of 4.85%. Amounts exclude CMI’s interest payments totaling $___ of which $___, $___and $___will be paid in 2-3 years, 4-5 years and thereafter, respectively.

(c)	We lease property and equipment under non-cancelable operating leases for varying periods.

(d)	We have long-term contracts to purchase certain amounts of electricity and steam.

(e)	Note 9 to our audited consolidated financial statements provides additional information.

(f)	Note 10 to our audited consolidated financial statements provides additional information under Sales Contracts.

3.	We note that you present certain non-GAAP financial measures, however it is not clear to us why you believe these measures are useful. Please be advised that:
•	If you present these measures because they are helpful in describing your ability to satisfy debt service, capital expenditures, working capital requirements and dividend payments, revise your disclosures to fully comply with Item 10(e) of Regulation S-K. In this regard, it appears to us that you should reconcile these measures to cash flows from operating activities and you should not adjust them for items that require cash payments.

•	If you present these measures because they are tied to your financial covenants, revise your disclosures to fully comply with the guidance set forth in our response to question 10 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (FAQ).

•	If you present these measures because they are helpful in analyzing your operating results, revise your disclosures to fully comply with the guidance set forth in our response to question 8 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (FAQ).
Management uses EBITDA as a measure to evaluate the operating performance of the Company. Because the Company’s resource allocation, income tax positions and borrowing activities are managed at the corporate level outside the control of the operating units, management believes EBITDA provides a useful measure of operating performance. In our future filings, we will expand our discussion to more fully explain management’s evaluation and reasons for using EBITDA as a performance measure. However, in future filings we will omit any discussion of EBITDA as a measure of liquidity, and eliminate the reconciliation to Adjusted EBITDA and the related reference to our debt covenants.
Our proposed disclosure for future 10-K filings is presented below.
Sensitivity Analysis Related to EBITDA
Management uses a variety of measures to evaluate the performance of CMG. While the consolidated financial statements provide an understanding of our overall results of operations, financial condition and cash flows, management also uses EBITDA as a useful measure to evaluate operating performance of our core business operations. Because our resource allocation, income tax positions and cost of capital are managed at a corporate level outside the control of the operating units, management believes EBITDA also provides a useful measure to evaluate our operating performance. EBITDA is not calculated under GAAP and should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with GAAP or as a measure of our overall profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, this term is not necessarily comparable to similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. The calculation of EBITDA as used by management is set forth in the table below.

	For the year ended December 31,
	2005	2004	2003

Net income	$	$56.5	$43.5
Interest expense		37.4	39.1
Income tax expense		24.6	10.2
Depreciation and amortization		41.3	42.1

EBITDA	$	$159.8	$134.9

EBITDA does however include other items, both cash and non-cash in nature, which management believes are not indicative of the ongoing operating performance of our core business operations. During 2004, Apollo elected to terminate the amended management consulting agreement resulting in a final payment of $4.5 million for all services rendered under the agreement. EBITDA for 2003 includes costs of amending our senior credit facilities of $1.4 million and a gain from the early extinguishment of debt totaling $1.9 million. EBITDA also includes other non-operating income and expenses, primarily foreign exchange losses resulting from the translation of intercompany debt, totaling $      million, $7.8 million and $6.1 million, for 2005, 2004 and 2003, respectively.
4.	The estimated useful lives for land improvements, buildings and improvements, machinery and equipment and mineral interests have large ranges. Please separately disclose the ranges of useful lives for your various land, buildings, machinery and mineral interests. For categories that still have broad useful lives, please separately discuss the types of assets that fall in each part of the range and disclose the weighted average useful life.
CMG’s land improvements consist primarily of transportation and utility infrastructure (including roads and barge docks) and evaporation ponds which are depreciated over 10 to 20 years. A few additional assets have shorter or longer lives, but those assets are immaterial to this category, and stating the shorter or longer life as a matter of policy is not useful to a reader in assessing the longevity of the asset category. Noting that immaterial items are not required to be disclosed, management proposes to adjust the life range of this category to 10 to 20 years as management believes this range is more representational of this asset group.
Buildings consist of permanent and moveable structures with lives primarily ranging from 20 to 40 years depending on the type of building. Building and leasehold improvements are depreciated over the lesser of the asset’s useful life or the remaining life of the building or lease term. In future filings, we will disclose separately the depreciable lives of the buildings from the improvements and discuss the types of structures and improvements included in each category.
Machinery and equipment includes light and heavy construction vehicles with lives ranging from 3 to 10 years, and other mining and production equipment which are depreciated over 10 to 15 years with an immaterial amount depreciated over 20 years. In future filings, we will disclose the lives of the vehicles separately from other mining and production assets.
Our proposed disclosure for future 10-K filings is presented below.
h. Property, Plant and Equipment: Property, plant and equipment are stated at cost and include interest on funds borrowed to finance construction. The costs of replacements or renewals which improve or extend the life of existing property are capitalized. Maintenance and repairs are expensed as incurred. Upon retirement or disposition of an asset, any resulting gain or loss is included in operations.
Property, plant and equipment also includes mineral interests. The Company leases probable mineral reserves at several of its extraction facilities. These leases have varying terms, and many provide for a royalty payment to the lessor based on a specific amount per ton of mineral extracted or as a percentage of revenue. The Company’s rights to extract minerals are contractually limited by time. However, the Company believes it will be able to continue to extend lease agreements as it has in the past, at commercially reasonable terms, without incurring substantial costs or material modifications to the existing lease terms and conditions, and therefore, believes that assigned lives are appropriate. The Company’s leased mineral interests are amortized on a units-of-production basis over the respective estimated lives of mineral deposits not to exceed 99 years. The weighted average amortization period for these probable mineral reserves is XX years as of December 31, 2005. The Company also owns other mineral properties. The weighted average life for these probable owned mineral reserves is XX years as of December 31, 2005.
Buildings and structures are depreciated over lives generally ranging from 20 to 40 years. Portable buildings generally have shorter lives than permanent structures. Leasehold and building improvements have shorter estimated lives of 10 to 20 years or lower based on the life of the lease to which the improvement relates.
The Company’s owned mineral interests and all other asset classes or groups are amortized on a straight-line basis over the following estimated useful lives:

Land improvements	10 to 20 years
Buildings and structures	20 to 40 years
Leasehold and building improvements	10 to 20 years
Machinery and equipment — vehicles	3 to 10 years
Machinery and equipment — other mining and production	10 to 15 years
Furniture and fixtures	3 to 10 years
Mineral interests	20 to 99 years

5.	Please provide us additional information regarding the specific facts and circumstances related to the change in the tax valuation allowance on deferred tax assets and the change in the tax contingency accrual during the year ended December 31, 2004. In addition, please provide us additional information regarding the impact and terms of the tax indemnification agreement with Mosaic and your accounting for the agreement.
The Company has a deferred tax asset valuation allowance for net operating loss carryforwards (“NOLs”). The annual utilization of the NOLs is limited by tax law due to changes in ownership of the Company. Additionally, the NOLs are subject to expiration since there are prescribed carryforward periods allowed by tax law which existed in the periods the NOLs were generated. Based on these factors and consistent with the principles for accounting for income taxes found in FASB Statement No. 109, the Company has recorded a valuation allowance on its NOL deferred tax asset for the portion that the Company does not believe will, more likely than not, be utilized given the carryforward expiration periods and annual utilization limitations.
After the recapitalization of the Company in 2001, the Company determined that there were certain tax positions it could assert which would increase the Company’s ability to utilize more NOLs annually. The Company filed its tax returns with the benefit of these positions. This resulted in additional utilization of its NOLs and, correspondingly, the Company recorded in its financial statements an income tax benefit from the reduction of its NOL valuation allowance to the extent the additional NOLs were utilized on its tax returns. The Company also recognizes that while these positions have significant merit in tax law, they have not been directly addressed in previous IRS proceedings or written rulings. Thus, the Company recorded an additional income tax expense and a corresponding liability for the uncertainty of these tax positions. This income tax benefit and expense were presented as equal and offsetting amounts to show the full amount of activity occurring in the income tax provision. There was no net impact of this activity on the Consolidated Statement of Operations; however, there was a classification change from deferred tax asset valuation allowance to tax contingency reserve on the Consolidated Balance Sheet.
Mosaic has indemnified the Company from tax liabilities related to periods prior to November 29, 2001. This indemnification includes income taxes due upon audit by any relevant taxing authority. Although the Company may be indemnified for tax obligations, they remain a legal obligation of the Company. Since November 29, 2001 the Company has continued to record its income tax expense and benefits related to periods prior to this date through the consolidated financial statements. Any proceeds or consideration received related to the indemnification has been recorded as a capital contribution of the indemnifying party to the Company.
Our independent auditors have audited the Consolidated Financial Statements of Compass Minerals Group and have issued an unqualified opinion on those financial statements.
6.	Revise the notes to your financial statements, in annual and quarterly filings, to disclose that all of the guarantees are joint and several and that each guarantor subsidiary is 100% owned as required by Rule 3-10(i)(8) of Regulation S-X. If all of the guarantees are not joint and several or if each guarantor subsidiary is not 100%, explain to us how your current disclosures comply with Rule 3-10 of Regulation S-X.
In its future filings the Company will revise its disclosure to state that the guarantees by each subsidiary guarantor are full and unconditional, joint and several. Additionally the Company will disclose that all of the guarantor subsidiaries are owned 100% by CMG.
7.	More fully explain how you determined that your annual and interim statements are properly stated in light of the fact that your disclosure controls and procedures are not effective. More fully explain when and how you expect to resolve the material weakness related to your accounting for income taxes.
As described in Item 9A, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2004 at the reasonable assurance level, because of the material weakness described in that Item. In light of that conclusion, as discussed in Item 9A, the Company performed additional analysis and other post-closing procedures to ensure that its consolidated financial statements fairly presented, in all material respects, the Company’s financial condition, results of operations and cash flows for the periods presented. The additional analysis and other post-closing procedures included:
•	performing subsequent detailed analyses of tax accounts to ensure proper recording and classification of all income tax matters impacting the Company;

•	finalizing the implementation of a standardized tax accounting software; and

•	reviewing the results of our subsequent analyses with our third party specialist and our independent auditors to validate our income tax accounting.
In light of these procedures, the Company has concluded that our annual and interim financial statements are properly stated in all material respects.
The Company’s efforts to resolve the material weakness described in Item 9A are on-going. The Company has identified the steps it has taken and is taking to improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting related to its income tax accounting in both its Form 10-K and subsequent Form 10-Q filings. The Company believes it will have completed its remediation procedures by the end of 2005. Future filings will be updated to reflect these facts and, where appropriate, our expectation for resolution of these matters.
8.	To the extent applicable, please address the comments above in your future interim filings.
The Company acknowledges the comment and agrees, as further described above and to the extent applicable, to revise its disclosures in future filings.
9.	Please provide us additional information regarding the specific facts and circumstances related to the tax reserves that were reversed during the period ended June 30, 2005. Tell us if and, to the extent applicable, how the amounts that were reversed are related to the tax contingencies that were accrued during the year ended December 31, 2004.
The Company transacts business in multiple taxing jurisdictions. In some cases, the Company’s product is transported across those borders in order to most efficiently service our customers. Each taxing jurisdiction has its own set of rules and guidelines for how they expect its taxpayers to record profits on this activity (generally known as transfer pricing). In some instances, the result is an inefficient tax structure for the taxpayer, since the same income may be taxable in both jurisdictions. Some governments have put procedures in place to address these inequities. However, the multiple taxing authorities many times have not been able to come to a consensus.
Part of the Company’s business involves shipping product produced by our Canadian subsidiary to one of our subsidiaries in the United States. There is therefore a need to delineate which part of the profits relate to and are recognized by Canada and the United States. The Company has been assessed for transfer pricing disagreements with the taxing authorities in past audits. The Company had recorded its tax accrual for all open periods under the statute of limitations by assuming tax inequities would continue to exist unresolved between the tax authorities of the two governments.
In June 2005, the Internal Revenue Service (“IRS”) and the Canada Revenue Agency (“CRA”) signed a Memorandum of Understanding which stated the goal of the two countries’ taxation authorities to reduce double-taxation of business enterprises conducting operations in both countries, as well as establishing a framework in which both countries agreed to operate in order to achieve this goal. This is the first such agreement signed between the two countries in many years. Based on this new stated goal and operating framework between the CRA and the IRS, management has determined that it would pursue and expect to successfully negotiate its tax inequities on transfer pricing with the CRA and the IRS. As a result, the Company assessed comparative transfer pricing information and determined from all relevant facts and circumstances that a smaller portion of the tax inequities between the CRA and the IRS would remain and reversed a portion of its previously established tax contingency reserves totaling $5.9 million. These reserves had been established for all open years under the statute of limitations.
Our independent auditors have reviewed our Consolidated Financial Statements as of and for the three and six month periods ended June 30, 2005, in accordance with procedures required by Statement of Auditing Standard No. 100.

*********
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Rodney L. Underdown
Rodney L. Underdown,
Chief Financial Officer